Exhibit 4.45

English Translation for Reference Only

Maximum Guarantee Contract

Important Notes The Guarantor shall carefully read the whole text of the contract. In case of any doubts, please submit them to the Creditor in time for explanations.

Guarantor: Jiangsu Xinde Asset Management Co., Ltd.

Legal address: No.6, Shuige Road, Jiangning Economic & Technological Development Zone

Legal representative: Lu Tingxiu

Correspondence address: the same as above	Post code: 210000

Contact Tel: 83275358	Fax:

Creditor: Nanjing Branch of Evergrowing Bank Co., Ltd.

Principal: Yang Qiang

Correspondence address: No. 188, Changjiang Road	Post code: 210018

Contact Tel: 86827888	Fax: 86827555

To assure all debts within valid period of guarantee line stipulated in this contract between the Creditor and the Debtor China Sunergy (Nanjing) Co., Ltd. are paid off, the Guarantor is willing to assume joint and several liability to the Creditor. To confirm responsibilities and keep business creditability, both parties hereto conclude and sign the contract on the basis of related laws and regulations for mutual compliance.

Article One Definition and Interpretation

Unless it is otherwise stipulated by the contract,

1.	“Claims incurred between the Creditor and the Debtor” include claims (including principal, interest, interest penalty, compound interest, default fine, compensation for damage and expenses for enforcing claims, etc) incurred to the Creditor and the Debtor from financing business such as loan of domestic and foreign currency, inter-bank lending, trade financing, (L/C opening, trust receipt, packing loan, outward documentary bills, acceptance, discount, buy-back of bills, guaranty, etc.

2.	“Valid period of guarantee line” refers to a consecutive period that is clearly agreed by both parties hereto in order to define the scope of guaranteed claims hereunder. Claims incurred in this period, not matter if its term of single debt exceeds the period, the Guarantor shall assume joint and several liability of guarantee for balances of all claims under maximum principal quota guaranteed by it.

3.	“Principal” refers to debt principal incurred when the Debtor transacts business, including but not limited to loan principal of domestic and foreign currency which the Debtor shall pay off, trade financing principal, bank acceptance payment, note discount fund, advances under letter of credit, debt principal the Creditor assumes the responsibility of guaranty for the Debtor, etc.

4.	“Guaranteed maximum principal quota” refers to the maximum principal limit that is clearly agreed by both parties hereto in order to define the scope of guaranteed claims hereunder. Under this principal quota, regardless of times claims incur and the amount at every time between the Creditor and the Debtor, the Guarantor shall assume joint and several liability of guarantee for balances of all claims(including principal, interest, interest penalty, compound interest, default fine, compensation for damage and expenses for enforcing claims, etc) under the guaranteed maximum principal quota.

5.	The expenses for enforcing claims include but are not limited to collection fee, lawsuit fee (or arbitration fee), maintenance cost, execution fee, attorney agent fee, fee for handling cases, announcement fee, evaluation fee, auction fee, etc.

6.	The Creditor implements control of balances to claims of the Debtor. Balances refer to the total of balances of claims the Creditor has to the Debtor which incur within the valid period of guarantee line, including undue balances and due and unpaid balances.

(1)	Undue balances refer to all balances of debts to be paid off, whose terms have not matured.

(2)	Due and unpaid balances refer to all balances of debts whose terms are matured and the Guarantor has not performed obligation of paying off them.

7.	“Master contract” refers to, within valid period of guarantee line, the contract signed by the Creditor and the Debtor, which specifies every debt amount, term of debt, and other rights and obligations.

Article Two Creditor’s Right to be Secured

Creditor’s right to be secured hereunder shall be all claims under guaranteed maximum principal quota of the Creditor and the Debtor, which incur within valid period of guarantee line.

Article Three Valid Period of Guarantee line

1.	The valid period of guarantee line shall be from January 4, 2011 to January 4, 2012.

2.	The date of occurrence of debts hereunder must be within valid period of guarantee line. The maturity date of every debt may exceed the maturity date of valid period of guarantee line, namely, no matter if the maturity date of single debt of the Debtor exceeds the maturity date of valid period of guarantee line the Guarantor shall assume joint and several liability of guarantee to guaranteed claims.

Article Four Guaranteed Maximum Principal Quota

1.	The guaranteed maximum principal quota hereunder is (currency type: RMB) ninety million yuan only.

2.	Within the maximum principal quota, regardless of times claims incur and the amount at every time between the Creditor and the Debtor, the Guarantor shall assume joint and several liability of guarantee for balances of all claims (including principal, interest, interest penalty, compound interest, default fine, compensation for damage and expenses for enforcing claims, etc) under the maximum principal quota.

Article Five Form of Guarantee

The Guarantor shall assume joint and several liability of guarantee hereunder. Whatever reason the Debtor does not perform its obligation of paying off due debts (including debts withdrawn ahead of schedule by the Creditor due to breach of the Debtor or the Guarantor) as stipulated by master contract, the Guarantor shall assume joint and several liability as stipulated hereunder.

Article Six Scope of Guarantee

The scope of guarantee hereunder shall be balances of all claims (including principal, interest, interest penalty, compound interest, default fine, compensation for damage and expenses for enforcing claims, etc) under guaranteed maximum principal quota which incur within valid period of guarantee line.

Article Seven Term of guarantee

1.	The term of guarantee of every debt hereunder shall be two years, from maturity date of every main debt.

2.	Where the financing confirmed by single master contract is matured in batches or by stages, the period of guarantee in every batch or at every stage shall be two years, from the maturity date of main debt in every batch or at every stage.

3.	When the Creditor withdraws debts ahead of schedule, it shall be deemed that the term of main debt is matured ahead of schedule and the period of guarantee of this debt shall be brought forward correspondingly.

The maturity date of debts under opening bank acceptance, opening L/C and opening security bond shall be the date of advances by the Creditor.

Where the Creditor announces the main debt is matured ahead of schedule, the maturity date ahead of schedule announced by the Creditor shall be maturity date of debts.

Article Eight Payment upon Claim

The debts hereunder shall be of payment upon claim, namely, only if the Creditor submits debt collection notice indicated with guarantee contract No. and debt balance to the Guarantor, the Guarantor shall immediately pay it off after receiving the notice.

Article Nine Representations and Warranties

1.	Statement of Guarantor:

(1)	The guarantee commitment of the Guarantor hereunder shall be effective to all debts within maximum principal quota and valid period of guarantee line. Unless it is required by the Creditor, the Guarantor does not handle guarantee formalities one by one.

(2)	The Guarantor hereby irrevocably authorizes the Creditor to deduct money from any of its accounts in any business institution of the Creditor for paying off debts and other expenses the Guarantor shall assume, which does not need legal procedures.

(3)	The Guarantor does not hide any of following events which has happened or is going to happen and may make the Creditor not accept it as the Guarantor:

(a)	The Guarantor or its main leader is involved with major violation against discipline, laws or is filed a claim against;

(b)	Unsettled lawsuit, arbitration event;

(c)	Various debts, possible liabilities the Guarantor assumes, or guarantee, mortgage (pledge) guaranty the Guarantor provides to the third person;

(d)	Breach events of the Guarantor taking place under other contracts;

(e)	Other circumstances affecting financial status or guaranty capability of the Guarantor.

(4)	Documents, data, statements and vouchers, etc the Guarantor provides to the Creditor shall be true and effective.

(5)	The Guarantor knows clearly the business scope and extent of authorization of the Creditor.

(6)	The Guarantor has fully read all articles hereunder. At the request of the Guarantor, the Creditor has made corresponding article explanations for the contract. The Guarantor has known and fully understood all meaning of articles hereunder and related legal consequence.

(7)	The Guarantor shall be entitled to sign this contract.

2.	Warranties of Guarantor

(1)	Within valid period of the contract, the Guarantor must not reach the goal of damaging interests of Creditor or escaping from liabilities by transferring assets, waiving assets or negatively performing claims or any other way.

(2)	If the Debtor faces recourse of the Guarantor and any payment demand under master contract from the Creditor at the same time, the Guarantor shall agree the Debtor pays off debts it owes the Creditor preferentially.

(3)	If the Debtor and the Guarantor have signed or will sign counter guarantee contract over guaranty obligations hereunder, the counter guarantee contract must not damage any right the Creditor is entitled to hereunder by law or in fact.

(4)	Before all obligations hereunder are performed, if the Guarantor changes any property right or adjust operation mode (including but not limited to signing joint venture or cooperation contract with foreign, Hong Kong, Macao or Taiwan businessmen; cancellation, shutdown, suspense from production, change of the line of production, alteration; separation, consolidation, merging, being merged; restructuring, building or transformation of joint-stock company, investment of company; buying shares or investing joint-stock company with fixed assets such as house, machine and equipment or intangible assets such as trademark, patent, exclusive technology, land use right; transaction of property right, operation right by leasing, contracting, joint operation, trusteeship, etc; alteration of any other institution or change of operation nature, it shall notify the Creditor in writing in advance.

(5)	(5) Before performance of obligations hereunder is finished, if the Creditor demands addition or replacement of the mode and main part of guaranty, the Guarantor shall guarantee it would provide new mode and main part of guaranty acceptable to the Creditor.

(6)	The Guarantor shall guarantee it would notify the Creditor in writing immediately in case of breach event which occurs hereunder, and under contract, guarantee contract or other contract it signs with any department or institution of the Creditor, other bank, non-bank financial institution or unit.

(7)	If the Guarantor makes any registration of setup, alteration or cancellation in national administration for industry and commerce or other related department of the state, it would notify the Creditor before application and deliver related registration copy to the Creditor immediately after registration.

Article Ten Modification of Guaranteed Master Contract

The Guarantor shall confirm, if the Creditor and the Debtor alters master contract through agreement, it shall be deemed that it has got approval of the Guarantor in advance. There is no need to notify the Guarantor, and the guarantee liability of the Guarantor would not be reduced and exempted hereby.

Article Eleven Liability for Breach of Contract

1.	In any of following circumstance, it shall be breach of the Guarantor:

(1)	The Guarantor does not perform statement and guarantee made in Article Nine hereunder;

(2)	Credit status of the Guarantor worsens or other event weakening guaranty capability occurs;

(3)	The Guarantor violates other obligations stipulated hereunder.

2.	When the Guarantor breaches the contract, the Creditor shall be entitled to adopt one or multiple measures as follows, meanwhile the Guarantor irrevocably authorizes the Creditor to exercise measures in (7) of this article without legal procedures:

(1)	Rectifying breach within a stipulated term;

(2)	Requiring the Guarantor to provide new and effective guaranty;

(3)	Announcing the term of main debt is matured ahead of schedule and requiring the Guarantor to assume joint and several liability of guarantee;

(4)	Requiring the Guarantor to pay default fine of 5% of guaranteed maximum principal quota;

(5)	Requiring the Guarantor to compensate for economic loss which the default fine is not enough to compensate for;

(6)	Canceling the act the Guarantor damages the interests of the Creditor by law;

(7)	Deducting money from any account of the Guarantor to pay off the debts within the scope of guarantee;

(8)	Taking legal measures to investigate for joint and several liability of guarantee, liability for breach and related compensation liability the Guarantor shall assume within guarantee scope.

Twelve Independence of Contract Effectiveness

The effectiveness hereof shall be independent from master contract. All or part of invalidity of the master contract does not affect effectiveness of this contract. If the master contract is confirmed invalid, the Guarantor shall still assume joint and several liability of guarantee for debts which are incurred by the Debtor for restitution of property or compensation for loss.

Article Thirteen Notice

1.	Any notice or all communication and contact information of either party hereunder shall be delivered to the other party in writing according to the address or other contact way indicated hereunder.

2.	If above-mentioned contact way of either party hereunder changes, it shall notify the other party immediately.

3.	Any notice or communication and contact, only if it is sent to above-mentioned address (altered address if the address is altered), shall be deemed as received on following dates:

(1)	If it is letter, it shall be 5 working days from the date it is sent by registered mail;

(2)	If it is express mail, it shall be 3 working days after it is sent;

(3)	If it is fax, it shall be the date of sending;

(4)	If it is sent by courier, it shall be the date the recipient signs for receiving it.

Article Fourteen Mode of Dispute Solution

The contract’s conclusion, effectiveness, interpretation, performance and dispute solution shall be all subject to laws of the People’s Republic of China.

If any dispute comes out in the course of performing the contract, it may be solved through negotiation; if negotiation does not work, it shall be solved in following mode 1.

1.	Filing a lawsuit to People’s Court in the place where the Creditor is;

2.	Submitting it to Arbitration Commission to be arbitrated according to arbitration rules of the commission which are effective when it is arbitrated. The arbitration judgment shall be final and binding upon both parties.

During the period of lawsuit or arbitration, articles hereunder not involved with the part of dispute shall be still performed.

Article Fifteen Effectiveness of Contract

1.	The contract shall take effect from the date it is signed by both parties.

2.	After the contract takes effect, with regard to master contracts signed by the Creditor and above-mentioned Debtor, the Guarantor does not need to confirm them one by one unless it is required by the Creditor.

Article Sixteen Contract Text

The contract shall be in______original copies, parties hereto and_______shall hold one respectively.

Article Seventeen Miscellaneous

1.	Within the period stipulated by Article Three 1., series of contracts, agreements and other legal documents signed when the Creditor and the Debtor form the relationship of claims and debts, shall be confirmed in related contracts, agreements and other legal documents, if this contract does not provide guarantee to them.

2.	The Guarantor agrees, if the discount business (including rediscount) of trade acceptance that is accepted or endorsed by the Debtor is handled in the Creditor’s through the bearer within the valid period of guarantee line, the discount agreement between the bearer and the Creditor shall be deemed as master contract guaranteed by this contract and in the guarantee scope of this contract. The Guarantor agrees to assume joint and several liability of guarantee according to provision of this contract.

3.	Application of letter of credit (namely, irrevocable documentary credit application) and letter of credit opened under it and its modification, which the Debtor submits to the Creditor within valid period of the guarantee line, shall be master contract of this contract and in the guarantee scope of this contract. The Guarantor agrees to assume joint and several liability of guarantee according to provision of this contract.

4.	The Guarantor shall promise: when the Debtor does not perform debts as stipulated, not matter if the Creditor has other guaranty (including but not limited to guarantee, mortgage, pledge, letter of guarantee, standby letter of credit and other guarantee mode) to claims under master contract, the Creditor shall be entitled to directly require the Guarantor to assume all guarantee responsibility hereunder, without exercise of other guaranty right in advance.

Article Eighteen Other Provisions

(No text below the page)

The Guarantor has read through foregoing articles and the Creditor has make related explanations at the request of the Guarantor who has no objection to all content.

Guarantor (official seal/signature)	Creditor (unit/seal)

/seal/ Jiangsu Xinde Asset Management Co., Ltd.	/seal/ Nanjing Branch of Evergrowing Bank Co., Ltd.

Legal representative (principal) or authorized representative	Principal or authorized representative
(signature or seal)	(signature or seal)

/seal/ Lu Tingxiu	/seal/ Yang Qiang

Signature date: January 4, 2011	Signature date: January 4, 2011